Northern Dynasty submits comments on draft Bristol Bay Watershed Assessment report
Calls EPA study “scientifically flawed, inappropriately timed and politically motivated”

July 30, 2012, Vancouver, BC -- Northern Dynasty Minerals Ltd. ("Northern Dynasty" or the "Company") (TSX: NDM; NYSE Amex: NAK) has submitted a 635-page critique of the draft Bristol Bay Watershed Assessment (BBWA) report –entitled An Assessment of Potential Mining Impacts on Salmon Ecosystems of Bristol Bay, Alaska – in response to the U.S. Environmental Protection Agency’s (EPA) call for public comment.

Calling the draft BBWA report “seriously flawed, and not grounded in sound scientific analysis,” the Northern Dynasty critique calls upon EPA to cease action on the watershed assessment until such time as the Pebble Limited Partnership (“PLP” or the “Pebble Partnership”) submits a definitive proposal for the development of the Pebble deposit. Northern Dynasty also criticized the EPA for refusing to extend its 60-day comment period despite calls from the State of Alaska, Alaska Senator Lisa Murkowski and Congressman Don Young, as well as the state’s business and Alaska Native leadership.

“With the Bristol Bay Watershed Assessment, the EPA is grossly over-stepping its authority for reviewing major development projects in Alaska and the United States and is doing so in a manner that calls into question the federal agency’s integrity and its technical and scientific credibility,” said Northern Dynasty President & CEO Ron Thiessen. “The authors of this study have clearly been influenced by paid activists and special interest groups to create a report that is more advocacy than science. It is a scientifically flawed, inappropriately timed and politically motivated document, and it should be an embarrassment to the intelligence and integrity of the many good and devoted scientists within EPA.”

Thiessen said there is no sound policy or scientific reason for the EPA to continue to rush its study forward, ignoring the appeals of Alaska Native, business and political leaders and its own guidelines for undertaking scientific studies in the public interest. He said Northern Dynasty’s comprehensive technical, engineering and environmental critique of the draft BBWA report makes it abundantly clear it is a fundamentally flawed study that should in no way determine the future of America’s most important mineral resource.

“In addition to its technical and scientific deficiencies, the draft BBWA report is inappropriate because it attempts to usurp the regulatory authority of the State of Alaska and the US Army Corps of Engineers by pre-judging the Pebble Project before it has been fully designed or submitted for permitting under the National Environmental Policy Act (NEPA),” Thiessen said. “Any regulatory action based on this flawed watershed assessment will ultimately be challenged by the government, Alaska Native and business entities that have questioned the authority of the EPA and the scientific integrity of the draft BBWA report.”

Northern Dynasty submitted its comments on the EPA’s draft watershed assessment on behalf of its shareholders, some three-quarters of whom are American citizens. Noting that Pebble is located on State of Alaska lands designated for mineral exploration and development, Thiessen said Northern Dynasty shareholders fully expect the Pebble Project to be evaluated by state and federal regulators within the NEPA permitting process, like every other major development project in the United States.

Evidence provided in Northern Dynasty’s submission to the EPA demonstrates that:

  the draft assessment employs a flawed risk and impact assessment methodology, and fails to meet the EPA’s own guidelines for such studies;

  the draft assessment presents numerous, serious errors of fact and omission;

  the draft assessment uses wholly inappropriate case studies, comparing the future environmental performance of the Pebble Project to mines built in the 1800s and in foreign countries like Romania, rather than modern mines in the United States;

  the draft assessment fails to consider reliable and comprehensive sources of data, and specifically overlooks the more than $120 million in environmental studies summarized in PLP’s Environmental Baseline Document (EBD), which represents the most exhaustive and comprehensive data set available in the region;

  the draft assessment presents a selective and misleading analysis of the Bristol Bay economy, and entirely fails to consider the positive benefits that responsible mineral development could deliver to a region suffering from significant out-migration, high unemployment and one of the highest costs of living in the US;

  the draft assessment has been rushed, evaluating a region of some 20,000 square miles in little over a year where previous watershed studies have taken many years to evaluate much smaller land areas;

  the draft assessment is inappropriate because it seeks to evaluate the effects of a project before it has been proposed, and before site-specific mitigation for potential environmental effects are known; and

  the draft assessment evaluates the potential effects of a “hypothetical mine scenario” as determined by the EPA, even though this scenario could not be permitted under federal and state law.

To view Northern Dynasty’s critique of the draft Bristol Bay Watershed Assessment report, visit our website at www.northerndynasty.com.

About the Pebble Project

The Pebble Project is an initiative of PLP to responsibly develop a globally significant copper, gold and molybdenum deposit in southwest Alaska into a modern, long-life mine. The project is located 200 miles southwest of Anchorage on state land designated for mineral exploration and development. It is situated approximately 1,000 feet above sea-level, 65 miles from tidewater on Cook Inlet and presents favourable conditions for successful mine site and infrastructure development.

The Pebble Project consists of the Pebble deposit, surrounding mineral claims and a stream of financing being provided by Northern Dynasty's project partner Anglo American US (Pebble) LLC. The Pebble Partnership was established in July 2007 as a 50:50 partnership between a wholly-owned affiliate of Northern Dynasty and a wholly-owned subsidiary of Anglo American plc. Both Northern Dynasty and Anglo American have equal ownership and direction of the Pebble Partnership.

Under the terms of the Pebble Limited Partnership Agreement, Anglo American is required to elect to commit $1.5 billion in staged investments in order to retain its 50% interest in the Pebble Project. Funds provided by Anglo American are currently being invested in comprehensive exploration, engineering, environmental and socioeconomic programs toward the future development of the Pebble Project.

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada, which holds indirect interests in more than 600 sq. miles of mineral claims in southwest Alaska, USA. Northern Dynasty's principal asset is a 50% interest in the Pebble Partnership, owner of the Pebble Project. The Pebble Project is an advanced-stage initiative to develop one of the world’s most important mineral resources.

For further details on Northern Dynasty please visit the Company's website at www.northerndynasty.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and US public filings at www.sec.gov.

Ronald W. Thiessen
President & CEO

Sole Responsibility

No regulatory authority accepts responsibility for the adequacy or accuracy of this release. Northern Dynasty is solely and entirely responsible for the contents of this news release. No other party, including any parties which have an interest in the project, are in any way responsible for the contents hereof.

Forward Looking Information and other Cautionary Factors

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, especially those that address estimated resource quantities, grades and contained metals, are forward-looking statements because they are generally made on the basis of estimation and extrapolation from a limited number of drill holes and metallurgical studies. Although diamond drill hole core provides valuable information about the size, shape and geology of an exploration project, there will always remain a significant degree of uncertainty in connection with these valuation factors until a deposit has been extensively drilled on closely spaced centers, which has occurred only in specific areas on the Pebble Project. Although the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of the ultimate size, quality or commercial feasibility of the Pebble Project or of the Company's future performance. The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including obtaining necessary mining and construction permits, completion of pre-feasibility and final feasibility studies, preparation of all necessary engineering for underground workings and processing facilities as well as receipt of significant additional financing to fund these objectives as well as funding mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. There is no known ore at the Pebble Project and there is no assurance that the mineralization at the Pebble Project will ever be classified as ore. The need for compliance with extensive environmental and socio-economic rules and practices and the requirement for the Company to obtain government permitting can cause a delay or even abandonment of a mineral project. The Company is also subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.